UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

U.S. Rare Earth Minerals, Inc.

(Name of Issuer)

Common Stock Par Value $0.001

(Title of Class of Securities)

903410 306

(CUSIP Number)

Henry Casden, Attorney at Law

73-525 El Paseo, Ste. 2516

Palm Desert, CA 92260

855-447-4442

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 18, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of  §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  903410 306

1.	Names of Reporting Person: AFCC, LLC

I.R.S. Identification Nos. of above persons (entities only):  82-3348344

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instruction): N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e): ☐

6.	Citizenship or Place of Organization: Wyoming

Number of Shares Beneficially by Owned by Each Reporting Person With:

7	Sole Voting Power: 70,500,000

8	Shared Voting Power:

9	Sole Dispositive Power:

10	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 70,500,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 67%

14.	Type of Reporting Person (See Instructions):

Limited Liability Company

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ITEM 1.          SECURITY AND ISSUER

Common Stock, Par Value $0.001 of U.S. Rare Earth Minerals, Inc.

ITEM 2.         IDENTITY AND BACKGROUND

(a)	Name of Persons filing this Statement:

AFCC, LLC, Henry Casden, Attorney at Law

(b)	Residence or Business Address:

73-525 El Paseo, Ste. 2516

Palm Desert, CA 92260

855-447-4442

(c)	Present Principal Occupation and Employment:

Holding Company

(d)	Criminal Convictions:

None of the Reporting Persons have been charged or convicted in a criminal proceeding during the last five years.

(e)	Civil Proceedings:

None of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years where such person, as result of such proceeding, was or became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

(f)	State of Incorporation/Organization/Citizenship: Wyoming

ITEM 3.         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Agreement between M Strata, LLC and U.S. Rare Earth Minerals, Inc. on November 18, 2017 described in Form 8-K filed on November 22, 2017 and attached hereto as exhibit I.

ITEM 4.         PURPOSE OF TRANSACTION

See attached Form 8-K

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER

67%

ITEM 6.         CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

See attached Form 8-K

ITEM 7.         MATERIAL TO BE FILED AS EXHIBITS

Form 8-K dated November 22, 2017

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 17, 2018	/s/ Henry C, Casden
	Name:	Henry C. Casden
Attorney at Law

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EXHIBIT I

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) November 22, 2017

U.S. Rare Earth Minerals, Inc.

(Exact name of registrant as specified in its charter)

Nevada	333-154912	26-2797630
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

23 South Sixth, Panaca, Nevada	89042
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: 800-920-7507

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 1 4a- 12 under the Exchange Act (17 CFR 240.1 4a- 12)

☐ Pre-commencement communications pursuant to Rule 1 4d-2(b) under the Exchange Act (17 CFR 240.1 4d-2(b))

☐ Pre-commencement communications pursuant to Rule 1 3e-4(c) under the Exchange Act (17 CFR 240.1 3e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

1.01 Entry into a Material Definitive Agreement

On November 1, 2017, the Board of Directors of U.S. Rare Earth Minerals, Inc. (“Company”) adopted a Resolution to empower the Executive Committee, consisting of Chairman Larry Bonafide, Secretary/Treasurer Donita R. Kendig and President Quincy Farber, to negotiate a contract with M Strata, LLC for the acquisition of nine (9) unpatented Eagle Placer Mining Claims. The Resolution further authorized said Committee to offer up to 70,500,000 shares of unregistered common stock upon reaching a final Definitive Agreement with M Strata, LLC.

On November 18, 2017, the committee concluded a final Definitive Agreement with M Strata, LLC containing the following material points:

●	M-Strata, LLC (“Seller”) agreed to forgive all of the outstanding debt owed to it by Company due to the fact that Company was unable to pay said debt. Said outstanding debt owed by Company to Seller exceeded $254,000.

●	Seller will transfer to Company the ownership and title to nine mining claims located in or near Panaca, Nevada known as Eagle 3,4,5,6,7,8 9,10, and 11 upon closing of the transaction which is scheduled prior to the end of November, 2017.

●	Company will issue to Seller or its assigns, 67,500,000 shares of unregistered common stock from the treasury of Company. Seller made no representation or warranty to Company as to the value of any of the mining claims transferred to Company. Any value assigned to the mining claims by Company, for financial reporting purposes, are based on evaluations of Company and its officers and directors only and not based on any evaluation made by Seller. Company acknowledged that Seller has advised it that Seller has not conducted any evaluations of the value of the said mining claims transferred and has also advised Company that Seller has not formed an opinion as to the value of said nine mining claims transferred. (This transaction eliminates the Company from having to pay $10,800 per month for a minimum purchase of Excelerite each month, which the Company is unable to pay.

●	Company shall issue to Seller, or its assigns, 3,000,000 shares of unregistered common stock and Seller shall agreed to cancel outstanding debt owed by Company to Seller (which Company does not have the ability to pay) and which amounts to in excess of $254,000.

On November 20, 2017, the Board of Directors voted to ratify the Agreement of November 18, 2017 as signed by the Executive Committee and Seller. The Board also instructed the Chief Financial Officer to prepare a pro-forma, unaudited Balance Sheet reflecting the financial changes resulting from the terms of the Agreement to be dated November 20, 2017 and become an Exhibit to this 8-K.

1.02 – Termination of a Material Definitive Agreement

On November 20, 2017, the Board of Directors voted to accept Seller’s letter terminating the First Amended and Restated

Mining Agreement dated December 9, 2013, thereby eliminating the Company’s requirement to purchase a minimum of $10,800 of material per month.

2.01 – Completion of Acquisition or Disposition of Assets

On November 18, 2017, the Company completed the acquisition of nine (9) Unpatented Placer Mining Claims consisting of approximately 1,000 acres in the vicinity of Panaca, Nevada. These claims contain significant deposits of Montmorillonite clay and are valued at $675,000 by the Company on the Company’s balance sheet.

5.01 – Changes in Control of Registrant

Item 5.01(a): On November 18, 2017, the Company ordered the issuance of 70,500,000 shares of its Unregistered Common Stock to AFCC, LLC (a Wyoming LLC) co-managed by Robert T. Yarbray and Henry Casden as consideration for acquisition described in paragraph 2.01 above.. AFCC, LLC controls approximately 67% of the Company's outstanding shares.

9.01 – Financial Statements and Exhibits

Item 9.01(b): Any acquisition or disposition transaction reportable under Item 2.01

Attached as Exhibit “A” is the Company’s pro-forma (un-audited) Balance Sheet dated November 20, 2017 reflecting the financial changes incurred pursuant to 2.01 above.

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

U.S. RARE EARTH MINERALS, INC. (Registrant)

Dated: November 22, 2017	By:	/s/ D. Quincy Farber
D. Quincy Farber President and Director

November 22, 2017	By:	/s/ Donita Kendig
Donita Kendig Chief Financial Officer and Director

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EXHIBIT A

U.S. RARE EARTH MINERALS, INC.

BALANCE SHEETS

(UNAUDITED)

	November 20,	December 31,
	2017	2016

ASSETS

CURRENT ASSETS:
Cash	$22,662	$11,092
Accounts Receivable	44,379	9,600
Inventory	5,481	6,272
Total current assets	$72,522	$26,964

Property and Equipment, Net of Accumulated Depreciation of $275,161 and $266,366 respectively	686,535	24,707

TOTAL ASSETS	$759,057	$51,671

LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES:

Accounts payable and accrued expenses	$7,568	$37,165
Accounts payable – related party	-	168,325
10% Series A Senior (non-subordinated) debentures	5,000	5,000
Loans payable	25,000	25,000
Notes payable	80,000	80,000
Accrued interest	27,676	26,776
Total current liabilities	145,194	342,266

Total liabilities	145,194	342,266

STOCKHOLDERS' DEFICIT:
Preferred stock: $0.001 par value; 50,000,000 authorized, 440,500 shares issued and outstanding as of June 30, 2017 and December 31, 2016	441	441
Common stock: $0.001 par value; 300,000,000 authorized, 105,416,350 and 28,166,350 shares issued and outstanding as of November 20, 2017 and December 31, 2016 respectively	105,416	28,166
Additional paid in capital	14,637,719	13,563,598
Accumulated deficit	(14,129,713)	(13,882,800)
Total stockholders' deficit	613,863	(290,595)

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$759,057	$51,671